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                          July 11, 2020

       Josh Hirsberg
       Executive Vice President, Chief Financial Officer and Treasurer Boyd Gaming Corporation
       3883 Howard Hughes Parkway, Ninth Floor
       Las Vegas, Nevada, 89169

                                                        Re: Boyd Gaming
Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed July 2, 2020
                                                            File No. 333-239624

       Dear Mr. Hirsberg:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ronald
(Ron) Alper at 202-551-3329 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Senet Bischoff